Exhibit 99.1

Scotiabank Announces Redemption of Preferred Shares Series 18 and Series 19

/NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, March 23, 2018 /CNW/ - Scotiabank (BNS: TSX, NYSE) today announced that it intends to exercise its right to redeem all outstanding Non-cumulative Preferred Shares Series 18 of Scotiabank (the "Series 18 Shares") and Non-cumulative Preferred Shares Series 19 of Scotiabank (the "Series 19 Shares") on April 26, 2018, at a price equal to $25.00 per share, together with all declared and unpaid dividends. Formal notice will be issued to holders of the Series 18 Shares and Series 19 Shares in accordance with the share conditions.

The redemption has been approved by the Office of the Superintendent of Financial Institutions and will be financed out of the general funds of Scotiabank.

On February 27, 2018, the Board of Directors of Scotiabank announced a quarterly dividend of $0.209375 per Series 18 Share, and $0.181788 per Series 19 Share. This will be the final dividend on the Series 18 Shares and Series 19 Shares, and will be paid in the usual manner on April 26, 2018, to shareholders of record at the close of business on April 3, 2018, as previously announced. After April 26, 2018, the Series 18 Shares and Series 19 Shares will cease to be entitled to dividends.

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 89,000 employees and assets of $923 billion (as at January 31, 2018), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Cision. For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/March2018/23/c4830.html

%CIK: 0000009631

For further information: For Investor Relations enquiries only: Adam Borgatti, Investor Relations, Scotiabank, (416) 866-5042, adam.borgatti@scotiabank.com; For further information: Christy Bunker, Group Treasury, Scotiabank, (416) 933-7974, christy.bunker@scotiabank.com

CO: Scotiabank

CNW 17:41e 23-MAR-18